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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2003

                                 _______________

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                                 _______________

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                                 _______________

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   x    Form 40-F  ___
                                         ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes ___  No  x
                                                ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: September 15, 2003

                                       PSi TECHNOLOGIES HOLDINGS, INC.



                                       By: /s/ Arthur J. Young, Jr.
                                           -------------------------------------
                                           Arthur J. Young, Jr.
                                           President and Chief Executive Officer

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                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                 SEPTEMBER 2003

                                TABLE OF CONTENTS

Description                                                                 Page

Press Release, dated September 15, 2003
PSi Technologies announces expiry of Memorandum of Understanding with
Jilin Sino-Microelectronics ...............................................    3

Press Release, dated September 15, 2003
PSi Technologies and Tak Cheong Electronics enter into Memorandum of
Understanding to establish a China-based Assembly and Test Company ........    5

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[LOGO of PSi Technologies Holdings, Inc.]

               PSi TECHNOLOGIES ANNOUNCES EXPIRY OF MEMORANDUM OF
                 UNDERSTANDING WITH JILIN SINO-MICROELECTRONICS

MANILA, PHILIPPINES and SANTA CLARA, CALIFORNIA - September 15, 2003 - PSi Technologies (NASDAQ:PSIT), a leading independent provider of power semiconductor assembly and test services, today announced the termination and expiry of the non-binding Memorandum of Understanding (MOU) between PSi Technologies and Jilin Sino-Microelectronics Co. Ltd. (JSMC).

According to the terms of the MOU signed on March 15, 2003, the MOU was deemed terminated as PSi and JSMC did not execute a Joint Venture Contract on or before September 15, 2003. PSi is not seeking to renew the MOU.

PSi is continuing to seek opportunities to establish alliances with top-tier semiconductor manufacturers for expansion into China and other regions in Asia.

About PSi Technologies Holdings, Inc.
PSi Technologies is an independent semiconductor assembly and test service provider focused on the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. PSi's customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics.

For more information, visit the Company's web site at www.psitechnologies.com or call:
Edison G. Yap, CFA
PSi Technologies Holdings, Inc.
(63-2) 837-7702
(63-917) 894-1335
egyap@psitechnologies.com.ph

Jocelyn Hunter (General Information)
FRB | Weber Shandwick
(415) 248-3433
jhunter@webershandwick.com

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual outcomes may differ materially. Factors that might cause a difference include, but are not limited to, the possibility that the plan to establish business alliances may be delayed, or that a business alliance might not be established and even in the event that a business alliance is established, that it may not produce the anticipated results. PSi undertakes no responsibility to

                                    - more -

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PSi Technologies
Page 2 of 2

update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

                                      # # #

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[Logo of PSi Technologies                        [Logo of Tak Cheong Electronics
Holdings, Inc.]                                  Holdings Co., Ltd.]


             PSi TECHNOLOGIES AND TAK CHEONG ELECTRONICS ENTER INTO MEMORANDUM OF UNDERSTANDING TO ESTABLISH A CHINA-BASED
                           ASSEMBLY AND TEST COMPANY

MANILA, PHILIPPINES and SANTA CLARA, CALIFORNIA - September 15, 2003 - PSi Technologies (NASDAQ:PSIT), a leading independent provider of power semiconductor assembly and test services, and Tak Cheong Electronics (Holdings) Co. Ltd., a leading semiconductor manufacturer in China, today announced the signing of a non-binding Memorandum of Understanding (MOU) to establish a wholly foreign-owned enterprise based in China that will provide outsourced assembly and test services for power semiconductor devices. The Memorandum of Understanding establishes a framework for the Shareholders Contract to be negotiated by both parties in the upcoming months.

"The signing of this MOU with Tak Cheong Electronics is a key component of our strategy to seek synergistic partnering relationships through which we can support our customers' rapidly-growing activities in China - a strategy based on profitably providing the lowest-cost outsourced assembly and test solutions for high volume power packages," said Arthur J. Young, Jr., Chairman and CEO of PSi Technologies.

According to Young, "A partnership with Tak Cheong (TC) would bring value into the enterprise through TC's experience in China, customer-focused culture and efficient manufacturing philosophy."

About PSi Technologies Holdings, Inc.
PSi Technologies is an independent semiconductor assembly and test service provider focused on the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. PSi's customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics.

For more information, visit the Company's web site at www.psitechnologies.com or call:
Edison G. Yap, CFA
PSi Technologies Holdings, Inc.
(63-2) 837-7702
(63-917) 894-1335
egyap@psitechnologies.com.ph

Jocelyn Hunter (General Information)
FRB | Weber Shandwick
(415) 248-3433
jhunter@webershandwick.com

                                    - more -

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PSi Technologies
Page 2 of 2

About Tak Cheong Electronics (Holdings) Co. Ltd.
Tak Cheong Electronics (Holdings) Co. Ltd. is a leading semiconductor manufacturer in China, that has focused on the $1.7 billion diode segment of the power semiconductor industry, by producing glass seal diodes, mini-melf diode and rectifiers for automotive, consumer electronics, and communication systems. Its manufacturing facilities are located in Shanwei, Guangdong Province, approximately 2 hours via car from Hong Kong. Tak Cheong's customers include a roster of international companies such as Fairchild Semiconductor, ON Semiconductor and Philips Semiconductor.

For more information, visit the Company's web site at www.takcheong.com.

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's, Tak Cheong's or the enterprise's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest, the possibility the enterprise might not be consummated and even in the event that the enterprise is consummated, that it may not produce the anticipated results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

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